May 5, 2026

Trevor Burgess
Chief Executive Officer
Neptune Insurance Holdings Inc.
400 6th Street S, Suite 2
St. Petersburg, FL 33701

       Re: Neptune Insurance Holdings Inc.
           Draft Registration on Form S-1
           Submitted April 29, 2026
           CIK No. 0002067129
Dear Trevor Burgess:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at 202-551-8819 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:    Mark Mushkin